Exhibit 99.19

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island
Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of Carlos Guzmán, Director, NCL Brasil Ltda. to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following reports (the “Reports”) and Circular by way of incorporation by reference of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”):

“Preliminary Assessment Study, C-1 Gold Project dated November 2005”.

“Mineral Resource and Reserve estimate update for Canavieiras, Serra do Corrego, Morro do Vento e Joao Belo, Jacobina Mine dated February 2007”.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or, within my knowledge, as a result of the services performed by me in connection with the Reports.

Sincerely,

“Carlos Guzmán”

Carlos Guzmán
Director

NCL Brasil Ltda.